MEXCO ENERGY CORPORATION
P. O. BOX 10502
MIDLAND, TX  79702-7502

(432) 682-1119 PHONE	American Stock Exchange – MXC	(432) 682-1123 FAX

February 22, 2011

Via EDGAR and Facsimile No. 703- 813- 6982
Attention: Mr. Ron Winfrey, Division of Corporation Finance

Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Mexco Energy Corporation
Form 10-K/A for Fiscal Year Ended March 31, 2010
Filed January 31, 2011
File No. 001-31785

Dear Mr. Horowitz:

Set forth below are the responses of Mexco Energy Corporation, a Colorado corporation (the “Company” or “Mexco”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2011, with respect to Mexco’s Annual Report on Form 10-K/A for the year ended March 31, 2010 filed with the Commission on January 31, 2011, File No. 001-31785 (the “10-K/A”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.  The references to page numbers in this response to the Staff’s comments correspond to the pages in the 10-K/A.

Form 10-K/A for Fiscal Year Ended March 31, 2010

Properties, page 19
Proved Reserves, page 21

SEC Comment

1.
Your response four to our January 14, 2011 letter states that there were no material changes to your proved undeveloped reserves for fiscal year ended March 31, 2010.  We note for each of the last three fiscal years: your year-end PUD reserves have been between 3.4 BCFE and 4 BCFE; your average historical development cost is approximately $580 thousand; and your average estimated future development costs in the standardized measure is $3.052 million.  Please explain to us why these development expenditures have not resulted in significant conversions to proved developed status for your PUD reserves.

Response

The majority of these development costs related to (i) wells primarily not operated by us that were not anticipated to have activity or have drilling and/or development during the year and (ii) development prospects that arose during the year in which we chose to participate.  Therefore, no PUD reserves were in our report in the previous years for these costs.

SEC Comment

2.
Please tell us the figures for your material PUD reserves that have been booked for more than five years and explain to us the reasons that such reserves have not yet been developed.  You may refer to Item 1203(d) of Regulation S-K.

Response

Material PUDs that have been booked for more than five years are approximately 2.71 bcfe.  This figure ties to a projected 3 new wells (1.5 bcfe) and 3 productive zones behind pipe (780 mcfe).  We also have PUD reserves booked (430 mcfe) for a well currently producing in the same field that has a productive zone behind pipe.  After the current zone in the producing well has depleted, we will open the new productive zone.  Our timetable for the 3 new wells is to drill one per year over the next 3 years beginning in late 2011.  The behind pipe zones can only come on after the current producing zone is depleted.  There is potential to commingle the new zones in the new wells with prior permission from the Railroad Commission.  We remain committed to drill all of these PUD wells within the 5 year requirement.  These reserves have not yet been developed due to economic factors including but not limited to commodity pricing and costs and availability of services.

We respectfully request to expand our disclosure to comply with the comment on a prospective basis, commencing with our Form 10-K for the year ending March 31, 2011, and we propose to disclose our progress toward the conversions of PUDs with the use of a table that will resemble the following:

	Mcfe	Future Development Costs

Beginning of year
Revision of previous estimates
Conversions from PUD reserves
Additional PD reserves added
End of year

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-19

SEC Comment

3.
FASB ASC subparagraph 932-235-50-35(g) requires disclosure of “previously estimated development costs incurred during the period.”  Please tell us the figures for this line item for each of the last three fiscal years.  In addition, explain to us your use of the line item “Changes in previously estimated development costs” and how you are in compliance with the relevant guidance.

Response

Our use of the line item “Changes in previously estimated development costs” is the sum of requirements (b) “Changes in estimated future development costs” and (g) “Previously estimated development costs incurred during the period” as shown below.

	2010	2009	2008
Changes in estimated future development costs	$(159,000)	$926,000	$(144,000)
Previously estimated development costs incurred	$124,000	$190,000	$439,000
Changes in previously estimated development costs	$(35,000)	$1,116,000	$295,000

In future filings we will revise our Changes in Standardized Discounted Cash Flows table to separate the disclosures as required.

Closing Comment

In connection with the above responses to the staff’s comments, Mexco acknowledges that (i) Mexco is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Mexco may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tammy L. McComic

Tammy L. McComic
Executive Vice President & Chief Financial Officer
tmccomic@sbcglobal.net